

December 21, 2010

Mr. Gary Atkinson
Chief Executive Officer
The Singing Machine Company, Inc.
6601 Lyons Road
Building A-7
Coconut Creek, FL 33073

>   **Re: The Singing Machine Company, Inc.**
>   **Form 10-K for the fiscal year ended March 31, 2010**
>   **Filed July 14, 2010**
>   **Forms 10-Q for the quarters ended June 30 and September 30, 2010**
>   **File No. 0-24968**

Dear Mr. Atkinson:

We have reviewed your response letter dated December 14, 2010 and have the following comments. As noted in our letter dated November 17, 2010, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended March 31, 2010

Consolidated Financial Statements

Item 9A(T). Controls and Procedures, page 23

1. We note your response to comment two in our letter dated November 17, 2010. Please amend your filings to revise your conclusion to "not effective."

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 8

2. We note your response to comment three from our letter dated November 17, 2010. We note that most of your returns are from your sales to your wholesale customers comprised of two separate return programs. In this regard, we note that you have a return program for defective goods within a specified period of time after shipment OR wholesalers are granted a "defective allowance" consisting of a fixed percentage (between 1-5%) off of invoice price in lieu of returning products. With regard to the total returns representing 12.3%, 9.4% and 8.6% as disclosed on page 7, please tell us the percentage representing each of the two separate defective return programs. Please note that sales transactions, in which a customer may return defective goods, such as under warranty provisions, are covered by paragraphs 5-7 of ASC 460-10-25. Please explain in detail your accounting for these programs including the actual journal entries made.

3. With respect to your defective return program, please tell us what percent of total sales are comprised of sales to customers with a fixed "defective allowance" percentage off invoice. If such returns are truly of defective products, then they should be covered by ASC 460-10-25. Otherwise, tell us how you accounted for such sales to these customers and refer to your basis in the accounting literature. Did you adjust the selling price for sales of those products subject to the percentage off invoice and thus only recognize revenue in the same amount?

4. It was unclear from your response whether any returns were made for goods shipped in error. Returns for goods shipped in error should not be recognized as revenues as there was no basis to support revenue recognition, since collectibility was not reasonably assured. Please advise.

5. Tell us more about your revision to your return policy whereby you have allowed defective returns up to three additional months following the typical six month return period. Do you only allow returns of defective products or do you allow returns of products that are functioning properly? Did you adjust this policy solely for your wholesalers?

6. Please tell us more about your return policy for sales to wholesalers or distributors for products that are not defective, if any. If you have such a return policy, tell us why you believe you should recognize such revenue when a right of return exists. Refer to ASC 605-15-25 in your response and explain in detail how you meet all of the conditions in paragraph 25-1 for the recognition of revenue from these sales transactions (or even transactions to end-user consumers).

7. We note that you recognize revenues from the sale of consigned inventory upon sale of the product by the consignee. Tell us in detail how you are able to determine the sales of your product by your consignees and why you believe such information is reliable in light of the ability of your customers to return items to you. Provide us with your detailed analysis of Question 2 of ASC 605-10-S99-1.

8. We note your response to comment four from our letter dated November 17, 2010. Please revise the line item titled "customer credits on account" to more appropriately label as "warranty provisions." Also, please provide the information required by paragraph 50-8 of ASC 460-10-50 for your product warranties and other guarantee contracts.

9. Further, it is unclear to us why you believe you have the right of setoff or represent that such amounts "will be offset with new merchandise invoices in the upcoming season" since your customer has no legal obligation to continue purchasing from you. Refer to ASC 210-20-45. Further, tell us why you believe it is appropriate under any accounting literature to offset credit balances with new merchandise invoices in the upcoming season (i.e. future periods), or are you solely referring to your business arrangement with some of these larger customers. Describe your accounting for these arrangements/transactions and provide journal entries that detail your accounting.

Note 8 – Financing, page F-10

10. We note your response to comment six from our letter dated November 17, 2010. Please expand your disclosure here, in liquidity and in other appropriate sections of your filing to disclose your response regarding the ability of your parent, The Starlight Group, to provide the bridge financing in light of the withdrawal of your bank's factoring and credit facilities.

Please file all correspondence over EDGAR. You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director